SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: June 21, 2019

Extraordinary Report

June 21, 2019

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On June 21, 2019, Sony Corporation (the “Corporation”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Corporation’s shareholders’ voting results for proposals acted upon at the 102nd Ordinary General Meeting of Shareholders held on June 18, 2019 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1.	Reason for submitting the Extraordinary Report

Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 102nd Ordinary General Meeting of Shareholders held on June 18, 2019 (the “Meeting”), Sony Corporation (the “Corporation”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 1 and Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters reported

(1) Date when the Meeting was held: June 18, 2019

(2) Proposals acted upon

Proposal 1: To elect 13 Directors.

Kenichiro Yoshida, Hiroki Totoki, Shuzo Sumi, Tim Schaaff, Kazuo Matsunaga,

Koichi Miyata, John V. Roos, Eriko Sakurai, Kunihito Minakawa, Toshiko Oka,

Sakie Akiyama, Wendy Becker, and Yoshihiko Hatanaka were elected as directors of the Corporation.

Proposal 2: To issue Stock Acquisition Rights for the purpose of granting stock options.

(3) Number of voting rights concerning the indication of “for,” “against” or “abstention” for each proposal; requirements for approving the proposals; and results of resolutions

1) Total number of voting rights

Number of shareholders with voting rights 432,054

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Number of voting rights                      12,487,756

2) The number of shareholders who have exercised their voting rights

Number of shareholders who have exercised their voting rights 114,596

(Number of shareholders present at the Meeting 1,531 )

Number of voting rights exercised 9,494,559 [Exercise Ratio 76.0%]

(Number of voting rights of the shareholders present at the Meeting

20,963 [Exercise Ratio 0.2%] )

(Voting right)

Proposal	For	Against	Abstention	Ratio of favorable votes	Results
Proposal 1
Kenichiro Yoshida	9,259,059	212,327	3,141	97%	Approved
Hiroki Totoki	9,429,469	43,516	1,547	99%	Approved
Shuzo Sumi	9,433,420	39,569	1,541	99%	Approved
Tim Schaaff	9,436,113	36,884	1,535	99%	Approved
Kazuo Matsunaga	9,432,894	40,083	1,553	99%	Approved
Koichi Miyata	9,301,595	171,388	1,546	97%	Approved
John V. Roos	9,437,399	35,584	1,548	99%	Approved
Eriko Sakurai	9,437,647	35,370	1,514	99%	Approved
Kunihito Minakawa	9,442,616	30,358	1,558	99%	Approved
Toshiko Oka	9,414,485	58,579	1,464	99%	Approved
Sakie Akiyama	9,442,732	30,318	1,482	99%	Approved
Wendy Becker	9,444,845	28,273	1,414	99%	Approved
Yoshihiko Hatanaka	9,443,419	29,553	1,559	99%	Approved
Proposal 2	8,150,369	1,313,943	11,623	85%	Approved

Notes:

1.	Requirements for the approval of each proposal are as follows:

1) The resolution for Proposal 1 shall be adopted by a simple majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2) The resolution for Proposal 2 shall be adopted by a two-thirds (2/3) majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2.	The “Ratio of favorable votes” was calculated by adding the number of voting rights held by the present and voting shareholders at the Meeting as the denominator.
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(4) Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights:

The required majority approval for each proposal was met by aggregating the votes exercised prior to the Meeting and votes of shareholders present at the Meeting of which the Corporation was able to confirm the indication as to each proposal. Therefore, of the voting rights held by shareholders present at the Meeting, the number of voting rights concerning the indication of “for,” “against” or “abstention” as to each proposal of which the Corporation was not able to verify was not tallied, except as explained in Note 2 to the table of 2.(3) 2) above.

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